FORM 10-QSB

    [As last amended in Release No. 34-32231, April 28, 1993, 58
F.R. 26509]

                  U.S. SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C.  20549

                                FORM 10-QSB/A

(Mark One)
  [X]     QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

              For the quarterly period ended:  March 31, 1996

  [ ]           TRANSITION REPORT UNDER SECTION 13 OR 15(d)
                            OF THE EXCHANGE ACT

For the transition period from ________________ to ______________

Commission file number            0-14452

                    Far West Electric Energy Fund, L.P.
     (Exact name of small business issuer as specified in its charter)

              Delaware                              87-0414725
 State or other jurisdiction of                 (I.R.S. Employer
 incorporation or organization                 Identification
No.)

921 Executive Park Drive, Suite B, Salt Lake City, Utah   84117
(Address of principal executive offices)

(801) 268-4444

Issuer's telephone number

                       Not Applicable
           (Former name, former address and former fiscal year,
                      if changed since last report.)

     Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___







                       Part I. FINANCIAL INFORMATION

Item 1.  Financial Statements


                    FAR WEST ELECTRIC ENERGY FUND, L.P.
                              Balance Sheets
                   December 31, 1995 and March 31, 1996
                                (Unaudited)

Assets                                  03/31/96        12/31/95

Utility plant:
   Plant in service                  $  15,999,000   $ 15,999,000
   Equipment                               613,000        588,000
   Construction in progress                118,000        118,000
   Accumulated depreciation             (5,536,000)    (5,377,000)

          Net utility plant             11,194,000     11,328,000

Restricted Cash                          1,040,000      1,026,000

Other assets                               102,000        106,000

Current assets:
   Cash                                    257,000        263,000
   Receivables - Trade                     428,000        399,000
   Receivables - Other                       ---            6,000
   Receivable - Related Party                ---          238,000
   Prepaid Insurance                        39,000          4,000

          Total current assets             724,000        910,000

          Total assets               $  13,060,000   $ 13,370,000














                     The accompanying notes are an integral
                      part of these financial statements.


                      FAR WEST ELECTRIC ENERGY FUND, L.P.
                                 Balance Sheets
                      December 31, 1995 and March 31, 1996
                                  (Unaudited)

     Partners' Capital and Liabilities  03/31/96    12/31/95

Partners' capital                    $  5,326,000  $ 5,140,000
Other liabilities                          ---         ---
Long-term debt:
 Long-term debt,
  excluding current portion               537,000      537,000
 Notes payable - Related party            176,000      188,000

Partners' capital and Long-term
 Liabilities                            6,039,000    5,865,000

Current liabilities:
 Current portion - Long-term debt       4,390,000    4,563,000
 Note payable - Related party           1,165,000    1,159,000
  Payable - Related party                 408,000      671,000
  Accrued Liabilities
   Operations                             313,000      402,000
   Royalties                              100,000       96,000
   Interest                               645,000      614,000

          Total current liabilities     7,021,000    7,505,000

          Total partners' capital
            and liabilities         $  13,060,000  $13,370,000






















                      The accompanying notes are an integral
                        part of these financial statements


                      FAR WEST ELECTRIC ENERGY FUND, L.P.
                            Statements of Operations
                                  (Unaudited)

                                        For The   For The
                                        3 Months  3 Months
                                        Ended     Ended
                                        03/31/96  03/31/95

Revenues
  Electric power sales                  $ 838,000 $665,000
  Pumping charges                          11,000   11,000
  Royalty income                           22,000   23,000
  Other income                             ---       ---

     Total Revenues                       871,000  699,000

Expenses
  Depreciation                            159,000  146,000
  Royalty                                 130,000  106,000
  Professional Services                    23,000   21,000
  Administrative services -
   general partner                         27,000   66,000
  Amortization                              4,000    4,000
  Insurance                                13,000   11,000
  Maintenance                             144,000  152,000
  Other                                     5,000   11,000

     Total Expenses                       505,000  517,000

     Income From Operations               366,000  182,000

Other Income (Expense):
  Interest income                          11,000   12,000
  Interest                               (191,000)(277,000)
  Loss on Sale of Property                ---     (170,000)

     Net Other Expense                   (180,000)(435,000)

  Net Income (Loss)
     Before Extraordinary Item            186,000 (253,000)

Extraordinary Item - Early
  Extinguishment of Debt                        -  358,000

  Net Income                            $ 186,000 $105,000






                     The accompanying notes are an integral
                      part of these financial statements.


                      FAR WEST ELECTRIC ENERGY FUND, L.P.
                            Statements of Cash Flows
                   For the Three Months Ended March 31, 1996
                                  (Unaudited)

                                               03/31/96   03/31/95
Cash flows from operating activities:
Net income (loss)                             $ 186,000  $ 105,000
Adjustments for reconcile net loss to
net cash used in operating activities
     Depreciation and amortization              163,000    150,000
     Loss on Sale of Property                         -    170,000
     Extraordinary Item -  Early
       Extinguishment of Debt                         -   (358,000)
Change in assets and liabilities
     Decrease (increase) in receivables         (23,000)   102,000
     Decrease (increase) in prepaid insurance   (35,000)   (27,000)
     Decrease (increase) in other assets          4,000      5,000
     Accrued Income Restricted Cash             (14,000)   (16,000)
     Increase (decrease) in accounts
       payable and accrued expenses             (58,000)   (75,000)
    Increase (decrease) in amount payable
       to Related Party                         (19,000)   148,000
          Total Adjustments                      18,000     99,000
          Net cash provided by (used in)
            operating activities                204,000    204,000

Cash flows from investing activities:
     Purchase of plant and equipment            (25,000)   (29,000)
     Disposal of plant and equipment                  -          -
          Net cash provided by (used in)
            investing activities                (25,000)   (29,000)

Cash flows from financing activities:
     Payment of principal on long-term debt    (185,000)  (195,000)
     Issuance of Long-term debt                       -          -
        Net cash provided by (used in)
            financing activities               (185,000)  (195,000)

Increase (decrease) in cash                      (6,000)   (20,000)
Cash at beginning of period                     263,000    278,000

Cash and Cash Equivalents
  at the end of the period                   $  257,000    258,000

Supplemental disclosures of cash flow information:
     Cash paid during the period of interest $   51,000     32,000

                     The accompanying notes are an integral
                      part of these financial statements.


                      Far West Electric Energy Fund, L.P.
                                 March 31, 1996
                         Notes to Financial Statements


1.   Interim Reporting

     The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles and with Form 10-QSB requirements. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 1996, are not necessarily indicative of the results that may be expected for the year ended December 31, 1996. For further information, refer to the financial statements and footnotes thereto included in the Partnership's annual report on Form 10-KSB for the year ended December 31, 1995.

2.   Related Party Transactions

     Under the terms of the Partnership Agreement, the General Partner is allowed reimbursements of expenses incurred to manage the Partnership. For the three month periods ended March 31, 1995 and 1996, the Partnership accrued, but did not pay, fees and reimbursements to the general partner of $66,000 and $27,000 respectively.

3.   Long-term Debt

     In January 1990, the Partnership received the proceeds of an $8,000,000 non-recourse refinancing of its Steamboat Springs Project ("Project" or "Steamboat Springs Plant") with Westing house Credit Corporation ("WCC"). The WCC loan, which is secured by the Project assets including the resource lease, plant and equipment and related contract rights, bears interest at 11.5% per annum and must be repaid over ten years in 40 quarterly payments of principal and interest. This loan is currently in default, primarily because the loan reserves have not been maintained at required levels.

Item 2. Management's Discussion and Analysis of Results of Opera tions and Financial Condition.

     Overall electric power sales increased about 26% this past quarter as compared to the first quarter of 1995. This increase was due to a combination of factors; (1) fewer generator failures;
(2) improvement in condensor fans; (3) the computer operating programs and (4) increased geothermal brine flows to the plant originating from a test well located on a lease adjacent to the lease on which the plant is located. Whether the plant will continue to receive those flows in the future is unknown at this time. Maintenance and repair costs this past quarter were about 5% lower than those of the first quarter of 1995 due to prior plant upgrades.

     Interest expense for the quarter ended March 31, 1996 decreased by $86,000 as compared to the quarter ended March 31, 1995. A portion of this decrease is due to the sale of the Crystal Springs Project and the associated debt which generated interest expense. The additional decrease is due to the natural reduction of interest charges over the life of the outstanding debt.

     Liquidity and financial condition remained relatively unchanged during the quarter ended March 31, 1996. However, as discussed in the annual report, the power contract is scheduled to change in the near future which may have a material adverse effect on the financial condition of the Fund. See the December 31, 1995 annual report for a more detailed discussion of the upcoming change in the power supply contract.

     The Steamboat Springs Plant is in compliance with environ mental and regulatory agencies.


                          PART II - OTHER INFORMATION


Item 1.   Legal Proceedings

     There have been no material changes in the status of legal proceedings since the Partnership's report on Form 10-KSB dated
December 31, 1995.

Item 5.   Other Information

     In a report dated September 4, 1993 the General Partner reported to the Limited Partners on its efforts to restructure the business of the Partnership so as to be able to resume distributions to the Limited Partners. In summary the General Partner concluded that the Partnership would be unable to generate significant positive cash flow or resume distributions without the infusion of cash sufficient to make capital improvements in the Steamboat Springs Plant and/or buy out the Westinghouse loan and certain royalty interests at a discount. The Partnership does not have the financial resources to accomplish these goals. At present and in the foreseeable future the Partnership is generating taxable income without any cash distributions to pay the tax liabilities. Therefore, it appears to the General Partner that it may be advantageous to the Partnership to consider a sale of all the Partnership assets.

     The General Partner has recently executed a contract on behalf of the Partnership with U.S. Envirosystems, Inc. (a Delaware corporation) to sell the Steamboat Springs Power Plant. The sale is conditioned on the approval of the Limited Partners. That Contract was attached to a draft proxy statement describing the details of the transaction, its tax effect and an opinion as to the fairness of the proposed transaction, which has been submitted to the Securities and Exchange Commission for its review. See Exhibit 10(aau). It is anticipated that these materials will be mailed to the Limited Partners for their review and vote within thirty days. If the proposed sale of the Steamboat Springs Plant is approved the General Partner proposes to distribute all proceeds of the sale to limited partners (after payment of debts and accounts to third parties) and terminate the Partnership.

Item 6.   Exhibits and Reports on Form 8-K

     The Partnership did not file a report on Form 8-K during the three months ended March 31, 1996.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized persons.


               Registrant:  Far West Electric Energy Fund, L.P.

                         By:  Far West Capital, Inc.,
                         General Partner



DATE:   June 17, 1996     By:   /s/
                              Thomas A. Quinn
                              Vice President



DATE:   June 17, 1996     By:   /s/
                              Jody Rolfson
                              Controller